SE 17008421

SEC Processing Section
FEB 28 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carleton McKenna Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 East 9th Street, Suite 1425
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kuhr 216-839-5108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, David W. Kuhr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carleton McKenna Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

MARJORIE L. SUTTON
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Jan. 18, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Carleton McKenna Advisors, LLC

We have audited the accompanying statement of financial condition of Carleton McKenna Advisors, LLC (the "Company"), as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carlton McKenna Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 27, 2017

Carleton McKenna Advisors, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	15,823
Commissions receivable		23,700
Total assets	$	39,523
Liabilities and Member's Equity		
Liabilities		
Due to member	$	2,698
Total liabilities		2,698
Commitments and contingent liabilities		
Member's Equity		36,825
Total liabilities and member's equity	$	39,523

The accompanying notes are an integral part of these financial statements.

Carleton McKenna Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue		
Private placement fees and retainer fees	$	158,000
Interest and other income		2
Total income		158,002
Expenses		
Expenses Paid to Parent under Expense Sharing Agreement:		
Compensation expense		13,728
Office and support staff fees paid to affiliate		11,414
Commissions		85,603
Professional and consulting fees		22,100
Bank charges and other		2,575
Regulatory fees and expenses		2,793
Total expenses		138,213
Net income	$	19,789

The accompanying notes are an integral part of these financial statements.

Carleton McKenna Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Member's equity at January 1, 2016	$	21,036
Distributions		(4,000)
Net income		19,789
Member's equity at December 31, 2016	$	36,825

The accompanying notes are an integral part of these financial statements.

Carleton McKenna Advisors, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

Carleton McKenna Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net Income	$	19,789
Adjustments to reconcile net incone to net cash provided by operating activities		
Commissions receivable		(16,700)
Due to member		(1,399)
Net cash provided by operating activities		1,690
Financing Activities		
Distributions to member		(4,000)
Net cash used in financing activities		(4,000)
Net decrease in cash and cash equivalents		(2,310)
Cash and cash equivalents beginning of year		18,133
Cash and cash equivalents end of year	$	15,823
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Carleton McKenna Advisors, LLC (the "Company") is an Ohio limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Carleton McKenna & Co., LLC ("Parent"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Investment Banking - Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

Income taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2016 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2013.

Accounts Receivable - Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2016, all accounts receivable were considered collectible and no allowance was necessary.

2. Summary of Significant Accounting Policies (Continued)

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 24, 2017 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company has an expense agreement with its Parent company for certain expenses related to rent, technology, services and supplies. The Company's allocation of shared expenses totaled $25,142 in 2016 and as of December 31, 2016, $2,698 is payable to the Parent company.

4. Concentration of Revenues

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

5. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital and capital requirements of $33,125 which was $28,125 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.08 to 1.

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.

Carleton McKenna Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Schedule I

COMPUTATION OF NET CAPITAL

Total member's equity	$	36,825
Deduct member's equity not allowable for Net Capital:		-
Total Member's equity qualified for Net Capital		36,825
Deductions and/or charges:		
Non-allowable assets:		3,700
Total non-allowable assets		3,700
Net Capital before haircuts on securities positions		33,125
Trading and investment securities:		-
Net Capital	$	33,125

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Due to Member	$	2,698
Total aggregate indebtedness	$	2,698
Percentage of aggregate indebtedness to Net Capital		8%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Carleton McKenna Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016 — Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $2,698)	$	180
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	28,125
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	27,125

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Carleton McKenna Advisors, LLC

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Carleton McKenna Advisors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Carleton McKenna Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 27, 2017

Carleton McKenna Advisors, LLC
SEC Rule 15c3-3 Exemption Report
Under Rule 17a-5(d)(1) and (4) of the Securities and Exchange Commission
December 31, 2016

Carleton McKenna Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. Carleton McKenna Advisors LLC is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

b. Carleton McKenna Advisors LLC to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2016 without exception.

c. The Company does not handle cash or securities on behalf of customers. There were no exceptions noted.

Carleton McKenna Advisors LLC

I, David Kuhr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David W. Kuhr

Title: Financial Principal

Date: February 1, 2017